Impact capital

*Australia's Leading Legal Lender*

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

[redacted]

08000174

02 January 2008

**SEC No. 82-34925**



Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/ Madam,



The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect to the month of December 2007.

Sincerely,

**Alison Hill**

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland



**ASX / MEDIA RELEASE** **12 DECEMBER 2007**

# SMALL SHAREHOLDING SALE FACILITY

The Directors of Impact Capital Limited (ICD) announce that they are today establishing an Compulsory Small Shareholding Sale Facility that will enable shareholders who hold less than a marketable parcel of shares (less than $500 in value) to dispose of their parcels without incurring any brokerage. At 3 December 2007 ("Record Date") ICD had 1187 shareholders holding unmarketable parcels.

In accordance with the ASX Listing Rules, attached are copies of the documents which outline the terms and conditions of the Compulsory Small Shareholding Sale Facility and which will be dispatched today to those shareholders of Impact Capital Limited who held unmarketable parcels of shares as at 5pm Brisbane time on 3 December 2007. These documents comprise:

1. Letter to shareholders holding an unmarketable parcel; and
2. Small Holding Sale Facility Form.

For further information please contact:

Russell Templeton
MD and Chief Executive Officer
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

OR

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland



12 December 2007

Dear Shareholder

**SMALL SHAREHOLDING SALE FACILITY**
**CLOSING DATE – 5PM (Brisbane time) 25 JANUARY 2008**

I am writing to all shareholders whose holding of Impact Capital Limited (**Impact**) shares is valued at less than A$500 (called an "unmarketable parcel") to advise you of a Small Shareholding Sale Facility (**Facility**).

Our records indicate that you are the holder of an unmarketable parcel of shares, based on your shareholding at 5pm Brisbane time on 3 December 2007 (**Record Date**) and the closing price of Impact shares on the Australian Securities Exchange (**ASX**) of A$0.675 on 3 December 2007. Details of the number of shares you hold are set out in the enclosed Small Holding Sale Facility Form.

Due to the higher brokerage costs associated with the sale of this number of shares, you may have found it financially unattractive to sell your unmarketable parcel even if you would have liked to do so. Impact is also concerned at the high costs it incurs to maintain small shareholdings (including the cost of providing annual reports, notices of meetings and maintaining the share registry).

Therefore Impact has decided to implement the Facility, which it is authorised to do under Article 22 of its Constitution and ASX Listing Rule 15.13, in order to provide you with an opportunity to sell your existing shareholding without incurring brokerage or other fees. Under the Facility the Company will pay these costs for you.

The key provisions of Article 22 of the Company's Constitution which deal with the Small Shareholding Sale Facility state as follows:

> *"If the Directors determine that a Member is a Small Holder or a New Small Holder the Company may give the Member a Divestment Notice to notify the Member:*
>
> *(a) that the Member is a Small Holder or a New Small Holder, the number of Shares making up and the Market Value of the Small Holding or New Small Holding and the date on which the Market Value was determined;*
>
> *(b) that the Company intends to sell the Relevant Shares in accordance with this article after the end of the Relevant Period specified in the Divestment Notice;*
>
> *(c) if the Member is a Small Holder, that the Member may at any time before the end of the Relevant Period notify the Company in writing that the Member desires to retain the Relevant Shares and that if the Member does so the Company will not be entitled to sell the Relevant Shares under that Divestment Notice,*

(d) *after the end of the Relevant Period, the Company may sell the Relevant Shares.*

*The Company is not bound to sell any Relevant Shares which it is entitled to sell unless the Relevant Shares are sold within six weeks after the end of the Relevant Period and the Company's right to sell the Relevant Shares under the Divestment Notice relating to those Shares lapses and it must notify the Member to whom the Divestment Notice was given accordingly.*

*In the above provisions:*

***Divestment Notice** means a notice given under article 22.1 of the Constitution to a Small Holder or a New Small Holder;*

***New Small Holding** means a holding of Shares created after the date on which article 22 came into effect by the transfer of a parcel of Shares the aggregate Market Value of which at the time a proper transfer was initiated or a paper based transfer was lodged, was less than a marketable parcel of Shares as provided under the Listing Rules;*

***Relevant Period** means the period specified in a Divestment Notice;*

***Small Holder** is a Member who is the holder or a joint holder of a Small Holding; and*

***Small Holding** means a holding of Shares the aggregate Market Value of which at the relevant date is less than a marketable parcel of Shares as provided under the Listing Rules"*

You do not have to sell your Impact shares under this Facility if you do not want to do so.

**If you wish to sell your shares under the Facility you need take no action.**

If you would like to sell all of your Impact shares without paying brokerage or handling fees, you do not need to do anything in response to this letter.

Under the Facility, Impact will be entitled to sell on your behalf the number of shares set out on the enclosed Small Holdings Sale Facility Form unless you either complete and return the Small Holdings Sale Facility Form or instead increase your shareholding to a marketable parcel (A$500 worth or more) by 5pm (Brisbane time) on 25 January 2008.

The sale of your shareholding will be conducted on the ASX. Impact will bear the brokerage and handling costs (including GST), and government taxes and charges associated with sales of Impact shares under the Facility, however you will bear any tax on the income or capital gains on the sale of your shares.

Ord Minnett Limited (**Broker**) ABN 86 002 733 048 will act as execution-only broker on behalf of shareholders to effect any sales under the Facility. The sale of shares is expected to take place as soon as practicable, and in any event within 21 days of 25 January 2008. The Broker will effect sales by placing one or more orders to sell shares on the ASX in the ordinary course of business or by crossings.

The price that you receive for each of your Impact shares sold through the Facility (**Sale Price**) will be the volume weighted average price of all Impact shares sold under the Facility. All Shareholders who participate in the Facility will receive this same averaged price. That sale price will be calculated by the Broker and you cannot specify the price at which your shares will be sold under the Facility.

An example of how the volume weighted average price is calculated is as follows:

If on a particular trading day on the ASX, the Broker sells under the Share Sale Facility a batch of 100,000 shares at the following prices: 20,000 shares at A$0.67, 20,000 shares at A$0.68 and 60,000 Shares at A$0.65 then the VWAP will be A$0.66.

$$\text{VWAP} = \frac{(20{,}000 \times A\$0.67) + (20{,}000 \times A\$0.68) + (60{,}000 \times A\$0.65)}{100{,}000} = A\$0.66$$

Your sale proceeds will be mailed to you by 25 February 2008 and will be paid in Australian dollars in accordance with your existing payment instructions provided to Impact in respect of your shareholding (ie. mailed at your risk to your address on the Company's share register or deposited into your bank account). If you wish to change your registered address, please contact our registry, Computershare Investor Services Pty Ltd (**Computershare**) by telephone on 1300 552 270 (within Australia) or on 61 3 9415 4000 (outside Australia).

Computershare will send you a transaction confirmation statement notifying you of the number of your Impact shares sold through the Facility, the sale price for those shares and the total sale proceeds you have received.

**<u>If you wish to retain your shares, you must act now.</u>**

If you wish to retain your Impact shares you must do one of the following:

1. **Complete and return the attached Small Holdings Sale Facility Form in accordance with the instructions on the form so that it is received by Computershare no later than 5pm (Brisbane time) on 25 January 2008. Facsimile copies of the Small Holdings Sale Facility Form will not be accepted.**

   OR

2. Purchase additional Impact shares so that your shareholding becomes a marketable parcel. Based on the closing price of Impact shares on the ASX on 3 December 2007, a marketable parcel constitutes 741 shares. If you are holding less than this number of shares and you wish to retain your holding by this method, you must purchase a sufficient number of shares to ensure that the total held is greater than or equal to 741 shares. If you choose this option then you must contact your own broker to arrange for the purchase of the shares.

   For these additional shares to be an effective notification to Impact that you wish to retain your shares, the additional shares must be held in the same holding as the original holding and therefore you must instruct your broker to ensure the shareholding settles on HIN and the additional purchase(s) must be registered by 5pm (Brisbane time) on 25 January 2008.

OR

3. If you have a number of small holdings which total more than 741 shares and you wish to consolidate the holdings to ensure they are retained, please contact Computershare by telephone on 1300 552 270 (within Australia) or on 61 3 9415 4000 (outside Australia).

If none of these events occurs before the time stated, your shares will be sold under the Facility, unless you have already sold all of your shares yourself through your broker.

**The price of Impact shares**

In the period from 6 November 2007 to 29 November 2007, Impact shares have traded on the ASX in the range of A$0.61 to A$0.69, with the closing price on 30 November 2007 being A$0.645. The price of Impact shares is subject to change from time to time, and pricing information is available from a number of sources, including daily newspapers or the ASX website (www.asx.com.au) under the ASX code "ICD".

You should be aware that the price for Impact shares that are sold under the Facility will depend on a number of factors (including prevailing market conditions) and you will not have control over the time at which your shares are sold. The amount you receive will be an average price based on the price obtained for all Impact shares sold under the Facility. Please see the discussion above as to how the relevant price will be determined.

You should also note that the price at which Impact shares will be sold under the Facility is not fixed and is not underwritten. The price you receive for your shares under the Facility may be less than the market price of Impact shares at any given time, or the price appearing in daily newspapers or quoted by the ASX on any day, and may not be the best execution price on the trading day or trading days that your shares are sold. If a large number of Impact shares are sold under the Facility at the same time as your shares, this may have an adverse effect on the price that you receive.

However, without limitation to the foregoing, the Broker must sell Impact shares under the Facility at the best price reasonably obtainable for those shares at the time of the relevant sale.

**Other important information**

Please read this letter and the enclosed Small Holdings Sale Facility Form carefully as they contain important information. Together these documents constitute the notice required by Article 22 of Impact's Constitution.

However you should note that none of Impact, the Broker or Computershare makes any statement of opinion or recommendation to you regarding whether to participate in the Facility, or whether to buy, sell or hold Impact shares. Neither do they provide to you any financial, tax or investment advice. The decision to sell or retain your shares is entirely yours.

You may wish of course to elect to maintain your existing shareholding, in which case you should take one of the appropriate steps outlined above. However, if you wish to sell your shares, there are advantages in participating in the Facility compared to using a broker, as no brokerage and handling fees are payable by you under the Facility, although there are also disadvantages, as you will not be able to control when and at what price your shares are sold under the Facility. If you are in any doubt about whether to participate in the Facility, please consult your licensed financial adviser. You may also wish to obtain independent professional advice regarding the possible taxation consequences of your decision.

If you do not respond to this letter and your Impact shares are to be sold under the Facility, Impact will, as your agent under Article 22 of its Constitution, receive any notice (including a Financial Services Guide and any update of that document) that the Broker is required to provide under the Corporations Act. Any such document will be made available on Impact's website (www.impactcapital.com.au).

Please note that in accordance with Impact's Constitution, the Facility will lapse if a takeover bid for Impact is announced before sales under the Facility are completed, although it may be started again after the close of offers made under the takeover.

If you have any questions concerning your Impact shareholding or how the Facility will work, please contact Computershare on 1300 552 270 (within Australia) or on 61 3 9415 4000 (outside Australia).

**The timetable for the Small Shareholding Sale Facility is as follows:**

| | |
|---|---|
| **Record Date:** | Monday, 3 December 2007 |
| **Mailing to Shareholders Date:** | Wednesday, 12 December 2007 |
| **Open Date:** | Wednesday, 12 December 2007 |
| **Closing Date:** | Friday, 25 January 2008 |
| **Last Date for Sale of Shares on Market:** | Friday, 15 February 2008 |
| **Cheque Dispatch Date:** | Monday, 25 February 2008 |

Yours faithfully

**Russell Templeton**
**Managing Director and Chief Executive Officer**

Impact capital

Computershare
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 523 Brisbane
Queensland 4000 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000
Facsimile 61 7 3237 2152
web.queries@computershare.com.au
www.computershare.com

Holder Identification Number (HIN)

A

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Where a choice is required, mark the box with an 'X' X

# Small Holding Sale Facility Form

**IMPORTANT:**

This is an important document and requires your immediate attention. If you wish to retain your ordinary shares ("Shares") in the Company, you must complete this form and return it so that it is received by no later than 5pm (AEST) on 25 January 2008. You should also refer to the detailed terms and conditions and other documents that accompanied this form. If you are in any doubt as to how to deal with this form, please consult a professional advisor.

## B Number of Shares as at Record Date

The number of Shares that you held at 3rd December 2007.

## C Retention of Shares

X I/we refer to the notice from the Company dated 10th December 2007 and record my/our wish to retain my/our Shares.

## D Contact details

Please provide your contact details in case we need to speak to you about this form.

Name of contact person

Contact person's daytime telephone number ( )

## E Sign here - this section must be signed before we can process this form.

By signing and returning this form, I/we confirm that I/we understand that my/our Shares will not be sold under the Small Holding Sale Facility.

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

Day / Month / Year

TO BE A VALID INSTRUCTION, THIS FORM MUST BE RECEIVED BY NO LATER THAN 5pm (AEST) ON 25 January 2008

ICD SRF

See back of form for important completion guidelines

For personal use only

# How to complete this form

**Securityholders who wish to retain their shares must lodge a Small Holding Facility form.**

**A Registration Name(s)**

Your name and address as it appears on the register of Impact Capital Limited.

**B Number of Shares as at Record Date**

This is the total number of Shares you held at COB 3rd December 2007.

**C Retention of Shares**

If you would like to retain your shares, please mark the box on the front of the form and return it in accordance with the lodgement instructions below.

If this form is not received by that time, and you have not otherwise validly notified the Company that you wish to retain your Shares by that time, the Company will be entitled to have your Shares sold for you.

**If you wish to sell your Shares under the Small Holding Sale Facility, you should not complete this form.**

**D Contact details**

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

**E Signature(s)**

You must sign and date the form as follows in the space provided:

Joint holding: where the holding is in more than one name all of the securityholders must sign.

Companies: this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone.

Delete titles as applicable.

## Consolidation of shareholdings

If you have more than one holding on Impact Capital Limited's register and you do not sell your Shares under the Small Holding Sale Facility, you should consider consolidating them. For further advice in this regard, please contact Computershare Investor Services Pty Limited ('CIS') on 1300 552 270 (within Australia) or 61 3 9415 4000 (outside Australia).

## Lodgement of Form

If you wish to retain your Shares, this Small Holding Sale Facility Form must be completed and received by CIS Brisbane by no later than 5pm AEST on 25 January 2008.

It is your responsibility to allow sufficient time for this form to be received by CIS. [A reply paid envelope is enclosed for posting from within Australia.]
Your Small Holding Sale Facility Form must be sent to:

Computershare Investor Services Pty Limited
GPO Box 523
BRISBANE QUEENSLAND 4000

Neither CIS nor the Company accepts any responsibility if you lodge the Small Holding Sale Facility Form at any other address or by any other means.

## Privacy Statement

Personal information is collected on this form by CIS, as registrar for the Company, for the purpose of effecting your instructions in relation to the Small Holding Sale Facility, maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to the Company and its professional advisers, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the Company in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or e-mail privacy@computershare.com.au

**If you have any enquiries concerning your Securityholding please contact CIS on telephone 1300 552 270**

This form may not be used to notify your change of address. For information please contact CIS on 1300 552 270 or visit the share registry at www.computershare.com

SRF ICD

END